Exhibit 99.3

CONSENT OF EXPERT

I, Dinara Nussipakynova, do hereby consent to:

(1)	the inclusion in this Current Report on Form 6-K of Silvercorp Metals Inc. (the “Company”) of the written disclosure in the Company’s Material Change Report dated October 7, 2021 regarding the “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” effective March 31, 2021 (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name, into the Company’s Registration Statement on Form F-10 (No. 333-249939), and any amendments thereto, filed with the SEC.

By:	"Dinara Nussipakynova"
Dinara Nussipakynova, P.Geo.

October 7, 2021